As filed with the Securities and Exchange Commission on July 15, 2021.

Registration No. 333-257843

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GATOS SILVER, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1040	27 2654848
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	8400 E. Crescent Parkway, Suite 600 Greenwood Village, CO 80111 (303) 784 5350

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen Orr
Chief Executive Officer and Director
Gatos Silver, Inc.
8400 E. Crescent Parkway, Suite 600
Greenwood Village, CO 80111
(303) 784 5350

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard D. Truesdell, Jr. Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450 4000	Ryan J. Dzierniejko Michael J. Zeidel Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735 3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ File No. 333-257843

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B ) of the Securities Act. ☒

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) of the Securities Act.

EXPLANATORY NOTE AND INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-257843) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to update Exhibits 5.1 and 23.3 to such Registration Statement. This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(d) under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated by reference.

EXHIBIT INDEX

		Incorporation by Reference
Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation	8-K	001-39649	3.1	October 30, 2020
3.2*	Amended and Restated By-Laws	8-K	001-39649	3.2	October 30, 2020
5.1	Opinion of Davis Polk & Wardwell LLP
10.1.1*	Term Loan Agreement dated as of July 11, 2017 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V. as Borrowers and Dowa Metals & Mining Co., Ltd. as Lender and Sunshine Silver Mining and Refining Corporation and Los Gatos Luxembourg S.a.r.l.	S-1	333-249224	10.1.1	October 1, 2020
10.1.2*	Amendment No. 1 to Term Loan Agreement, dated as of July 11, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.	S-1	333-249224	10.1.2	October 1, 2020
10.1.3*	Amendment No. 2 to Term Loan Agreement, dated as of November 30, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.	S-1	333-249224	10.1.3	October 1, 2020
10.1.4*	Amendment No. 3 to Term Loan Agreement, dated as of January 31, 2019 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.	S-1	333-249224	10.1.4	October 1, 2020
10.2.1*	Memorandum of Understanding as of April 16, 2019 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd. and Sunshine Silver Mining & Refining Corporation	S-1	333-249224	10.3.1	October 1, 2020
10.3.1*	Unanimous Omnibus Partner Agreement effective as of January 1, 2015 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.1	October 1, 2020

Incorporation by Reference
Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date

10.3.2*	Agreement to Make Capital Contribution dated April 10, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.2	October 1, 2020
10.3.3*	Amendment to Partner Agreement dated June 30, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.3	October 1, 2020
10.3.4*	Amendment No. 3 to Partner Agreement dated March 30, 2018 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.4	October 1, 2020
10.3.5*	Amendment No. 4 to Partner Agreement dated March 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.5	October 1, 2020
10.3.6*	Amendment No. 5 to Partner Agreement dated April 29, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.6	October 1, 2020
10.3.7*	Amendment No. 6 to Partner Agreement dated May 25, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.7	October 1, 2020
10.3.8*	Amendment No. 7 to Partner Agreement dated June 16, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.8	October 1, 2020
10.4.1*	Confirmation Agreement dated March 9, 2021 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Gatos Silver, Inc. and Dowa Metals & Mining Co., Ltd.	8-K	001-39649	10.1	March 12, 2021
10.5.1*	Priority Distribution Agreement dated May 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.7.1	October 1, 2020
10.6.1*	Exploration, Exploitation and Unilateral Promise to Sell Agreement dated May 4, 2006 between La Cuesta International, S.A. de C.V. and Minera Plata Real, S.A. de C.V.	S-1	333-249224	10.8.1	October 1, 2020
10.7.1#*	Agreement dated July 15, 2019, between Ocean Partners USA. Inc. and Operaciones San Jose de Plata, S. de R.L. de C.V.	S-1	333-249224	10.9.1	October 1, 2020
10.7.2#*	Memorandum of Agreement dated July 1, 2020, between Operaciones San Jose de Plata, S. de R.L. de C.V. and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.9.2	October 1, 2020
10.8.1#*	Cerro Los Gatos Lead Concentrate Sales Agreement dated April 14, 2019 between Operaciones San Jose de Plata, S. de R.L. de C.V. and Metagri S.A. de C.V.	S-1	333-249224	10.10.1	October 1, 2020

Incorporation by Reference
Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date
10.9.1†*	Amended and Restated Long Term Incentive Plan	S-8	333-249782	99.1	October 30, 2020
10.9.2†*	Form of Executive Nonqualified Stock Option Agreement	S-1	333-249224	10.12.2	October 8, 2020
10.9.3†*	Form of Director Nonqualified Stock Option Agreement	S-1	333-249224	10.12.3	October 8, 2020
10.9.4†*	Form of DiSU Award Agreement	S-1	333-249224	10.12.4	October 8, 2020
10.9.5†*	Form of DSU Award Agreement	S-1	333-249224	10.12.5	October 8, 2020
10.10.1†*	Annual Incentive Plan	S-1	333-249224	10.13.1	October 8, 2020
10.11.1†*	Non-Qualified Deferred Compensation Plan	S-1	333-249224	10.14.1	October 8, 2020
10.12.1†*	Employment Agreement dated as of May 3, 2011 between Sunshine Silver Mining & Refining Corporation and Stephen Orr	S-1	333-249224	10.15.1	October 1, 2020
10.12.2†*	Employment Agreement dated as of April 1, 2016 between Sunshine Silver Mining & Refining Corporation and John Kinyon	S-1	333-249224	10.15.2	October 1, 2020
10.12.3†*	Employment Agreement dated as of June 1, 2011 between Sunshine Silver Mining & Refining Corporation and Philip Pyle	S-1	333-249224	10.15.3	October 1, 2020
10.13.1*	Management Services Agreement dated October 30, 2020, between Gatos Silver, Inc. and Silver Opportunity Partners Corporation	8-K	001-39649	10.1	October 30, 2020
10.14.1*	Shareholders Agreement dated October 30, 2020, by and among Gatos Silver, Inc. and the stockholders that are signatories thereto	8-K	001-39649	10.2	October 30, 2020
10.15.1*	Form of Indemnification Agreement	S-1	333-249224	10.18.1	October 8, 2020
10.16.1*	Registration Rights Agreement dated October 30, 2020, by and among Gatos Silver, Inc. and the stockholders that are signatories thereto	8-K	001-39649	10.3	October 30, 2020
10.17.1*	Confirmation Agreement, dated July 12, 2021, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Gatos Silver, Inc. and Dowa Metals & Mining Co., Ltd.
10.18.1*	Revolving Credit Facility, dated July 12, 2021, between Gatos Silver, Inc. and Bank of Montreal, Chicago Branch
21.1*	Subsidiaries of the Registrant	10-K	001-39649	21.1	March 29, 2021
23.1*	Consent of KPMG LLP — Gatos Silver, Inc.
23.2*	Consent of KPMG LLP — Los Gatos Joint Venture
23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.4*	Consent of Tetra Tech, Inc.
23.5*	Consent of Guillermo Dante Ramírez- Rodríguez
23.6*	Consent of Leonel López
23.7*	Consent of Kira Lyn Johnson
23.8*	Consent of Keith Thompson
23.9*	Consent of Kenneth E. Smith
23.10*	Consent of Luis Quirindongo
23.11*	Consent of Max Johnson
24.1*	Power of Attorney
96.1*	NI 43-101 Technical Report: Los Gatos Project, Chihuahua, Mexico, dated July 1, 2020	S-1	333-249224	96.1	October 1, 2020

#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

†	Indicates a management contract or compensatory plan.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on July 15, 2021.

GATOS SILVER, INC.

By:	/s/ Stephen Orr
	Name:	Stephen Orr
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and July 15, 2021.

Signature	Title

/s/ Stephen Orr	Chief Executive Officer and Director
Stephen Orr	(principal executive officer)

/s/ Roger Johnson	Chief Financial Officer
Roger Johnson	(principal financial officer and principal accounting officer)

*	Chair of the Board of Directors
Janice Stairs

*
Ali Erfan	Director

*
Igor Gonzales	Director

*
Karl Hanneman	Director

*
Charles Hansard	Director

*
Igor Leventhal	Director

*
David Peat	Director

*
Daniel Muñiz Quintanilla	Director

* By:	/s/ Roger Johnson
	Name:	Roger Johnson
	Title:	Attroney-in-Fact